SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: West Telemarketing Corporation Selects NICE Perform, dated November 2, 2007.

99.2	Press Release: DIRECTV expands its NICE SmartCenter Environment with NICE Adaptive Interaction Analytics, dated November 12, 2007.

99.3	Press Release: Actimize, a NICE Company, Receives Multimillion-Dollar Order for Enterprise Fraud Solution from a Top-Five UK Retail Bank, dated November 20, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD. By: /s/ Yechiam Cohen —————————————— Yechiam Cohen General Counsel Dated: December 3, 2007

EXHIBIT INDEX

99.1	Press Release: West Telemarketing Corporation Selects NICE Perform, dated November 2, 2007.

99.2	Press Release: DIRECTV expands its NICE SmartCenter Environment with NICE Adaptive Interaction Analytics, dated November 12, 2007.

99.3	Press Release: Actimize, a NICE Company, Receives Multimillion-Dollar Order for Enterprise Fraud Solution from a Top-Five UK Retail Bank, dated November 20, 2007.